Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road, Suite 510
Reston, Virginia 33614
July 6, 2006
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jennifer Hardy, Branch Chief
Mail Stop 7010

Re:	Comstock Homebuilding Companies, Inc.
Registration Statement on Form S-3 Commission File No. 333-134485

	Acceleration Request Requested Date:	July 7, 2006
	Requested Time:	12:00 p.m. Eastern Standard Time or soon thereafter as practical
Dear Ms. Hardy:
           Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Comstock Homebuilding Companies, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 (No. 333-134485) (the “Registration Statement”), originally filed with the Commission on May 25, 2006, effective at the “Requested Date” and “Requested Time” set forth above.
           Since the date of the latest financial data presented in the Registration Statement, as amended, and the Prospectus constituting a part thereof, there has been no material change in the operating or financial condition of the Registrant that is not disclosed in the Prospectus and made a part of the Registration Statement, as amended.
           In connection with this acceleration request, the Registrant hereby acknowledges that:
•	should the Commission or the staff, acting in pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Comstock Homebuilding Companies, Inc.

/s/ Jubal Thompson

Jubal Thompson
Secretary and General Counsel